

July 12, 2010

Mr. Peter V. Coleman
Chief Financial Officer
Merriman Curhan Ford Group, Inc.
600 California Street, 9th Floor
San Francisco, CA 94108

> **Re:** **Merriman Curhan Ford Group, Inc.**
> **Form 10-K/A for the Year Ended December 31, 2009**
> **Form 10-Q for the Period Ended March 31, 2010**
> **File No. 1-15831**

Dear Mr. Coleman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter via EDGAR within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2009

Results of Operations, page 35

1. We note that you present a *full* non-GAAP statement of operating income/(loss) for purposes of reconciling your non-GAAP measures to the most directly comparable GAAP measures. We believe that presenting a *full* non-GAAP income statement attaches undue prominence to the non-GAAP information. Please revise future presentations accordingly. Please provide us with your proposed disclosure.

2. Please revise future filings to change the title or description of your non-GAAP financial measure to remove the reference to pro-forma financial statements. Pro forma financial statements would need to fully comply with Article 11 of Regulation S-X, represent GAAP measures, and be limited to the most recent year and interim period. Item 10(e) of Regulation S-K prohibits using titles or descriptions of non-GAAP financial measures

that are the same as, or confusingly similar to, titles or descriptions used for GAAP financial measures. Please provide us with your proposed disclosures.

Note 10. Sale of a Component of an Entity, page 82

3. We note that the sale of ICD did not meet the criteria for discontinued operations treatment. However, we are unclear as to how failure to meet those criteria because of the continuing involvement supports the continued inclusion of the revenues and expenses associated with the ICD business as your disclosure suggests. Please clarify.

4. We note that the company is continuing to provide services to ICD. Please clarify if the company is receiving a fee for providing these services and if so describe the compensation arrangement and related amounts. It appears that it is this service arrangement that the company has concluded should result in the gross reporting of the revenues and expenses associated with the ICD business in accordance with ASC 605-45. Please clarify to us how you applied this guidance to your arrangement with the purchasers of the ICD business.

Form 10-Q for the Period Ended March 31, 2010

Note 5. Fair Value of Assets and Liabilities, page 14

5. Please revise future filings to include all disclosures required by ASC 820-10-50-2, including separate disclosure of purchases, sales, issuances, and settlements of Level 3 assets and liabilities, and the reasons for transfers in and/or out of Level 3. Please provide us with your proposed disclosures.

Exhibits 31.1 and 31.2

6. We note that your certifications refer to the "quarterly report" instead of "report" in paragraphs 2 and 3, refer to the incorrect Exchange Act rules in paragraph 4, omit the phrase "(the registrant's fourth fiscal quarter in the case of an annual report)" in paragraph 4(d) and omit the phrase "of internal control over financial reporting" in paragraph 5. Please confirm to us in writing that all future certifications will conform to the exact language required by Item 601(b)(31) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jonathan Wiggins at (202) 551-3694 or me at (202) 551-3498 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Linda van Doorn
Senior Assistant Chief Accountant